Exhibit

[G Willi Food International Ltd LOGO]                                       NEWS
--------------------------------------------------------------------------------

                                                           FOR IMMEDIATE RELEASE

              G. WILLI-FOOD ANNOUNCES IPO OF GOLD FROST SUBSIDIARY

YAVNE, ISRAEL - FEBRUARY 23, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) (THE "COMPANY" OR "WILLI FOOD") today announced that it will conduct a Placing and Admission ("IPO") for its wholly owned subsidiary, Gold Frost Ltd. ("GOLD FROST"), on London's AIM market. The transaction is expected to raise gross proceeds of approximately of $7.9 million from the issuance of newly issued shares and will represent approximately 24.3% of Gold Frost's share capital.

Zwi Williger, president and chief operating officer of Willi Food stated, "The appetite for Gold Frost's shares on the AIM stock exchange has been overwhelmingly positive and the request for orders of Gold Frost shares has been oversubscribed."

Gold Frost's market cap after the IPO will be approximately $32.4 million. Following the IPO, Willi Food is expected to have an unrealized capital gain of approximately $4.2 million.

The listing of Gold Frost's shares is subject to completion of the IPO process in addition to the successful registration of Gold Frost's shares on the London AIM stock exchange. Shares of Gold Frost are expected to begin trading on the London AIM market starting March 9, 2006.

After the IPO, Willi Food will hold approximately 75.7% of Gold Frost's share capital. Pursuant to a contractual lock-up arrangement, Willi Food's shares in Gold Frost will be restricted from trading for a period of 12 months and afterwards, subject to controlled selling for an additional 12 months.

Mr. Williger added, "We believe that this transaction demonstrates the value we have created for our shareholders in our Gold Frost subsidiary. We are executing our strategy of international expansion and remain committed to increasing shareholder value."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
G. Willi Food International, Ltd.
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il